Date: September 12, 2022

Ronald Alper

Division of Corporation Finance

Office of Real Estate and Construction

Securities and Exchange Commission

Re: Purthanol Resources Limited

Amendment No. 3 to Registration Statement on Form 10-12G

Filed May 3, 2022

File No. 000-33271

In response to your letter dated May 13, 2022, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Purthanol Resources Ltd. (the “Company”). Amendment No. 4 to the Form 10 is being filed concurrently with this letter.

The Company has made certain changes in the Form 10 filing in response to the Staff’s comments. For your convenience, we have reproduced below the comments contained in the Staff’s May 13, 2022 letter in italicized text immediately before our response.

Explanatory Note, page 1

1. You disclose that this Form 10 contains audited financial statements for the year ended

November 30, 2021 (as Restated). Please revise to identify November 30, 2020 as the year that has been restated.

Response: The Company is now providing restated financials for the year ended November 30, 2020 and the year ended November 30, 2021. We have identified these restated financial statements and we have revised our Explanatory Note accordingly.

Item 13. Financial Statements and Exhibits, page 14

2. Please label each of the restated financial statements as such on the face of the financial statement.

Response: We have labelled each of the restated financial statements on the face of the financial statement.

Financial Statements and Exhibits, page 16

3. We note the reference to Exhibit 3.2 “Bylaws of Purthanol Resources – formerly known as Sword Comp-Soft Corp. are included in the articles of incorporation.” However, the bylaws are not filed in an exhibit. Please file or advise.

Response: We have revised our exhibit descriptions and have referenced the SB2 filing on January 18, 2001. https://www.sec.gov/Archives/edgar/data/1126162/000089155401500243/d24433_ex3-2.txt

Note 1 - Nature of Operations

Restatement Effect on Previously Issued Financial Statements Filed on September 29, 2021,

4. We note the $8,000 adjustment to accounts payable related to a foreign currency exchange conversion. Please explain to us the details of this conversion, as well as your accounting policies related to transactions denominated in foreign currency.

Response: The Company has disclosed its foreign currency conversion and related accounting policy in Note 7 to the financial statements.

5. Please revise the cash flow table to present the historical amounts recorded for 2020, prior to restatement.

Response: The cash flow table has been completely revised.

Sincerely,

/s/ Leo Stella

President